Mail Stop 3010

January 5, 2010

VIA FAX (972) 490-9605 AND USMAIL

Mr. David J. Kimichik
Chief Financial Officer
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Re: **Ashford Hospitality Trust**
   **Form 10-K for the year ended December 31, 2008 filed February 27, 2009**
   **Form 10-K/A for the year ended December 31, 2008 filed May 5, 2009**
   **Form 10-Q for the three months ended March 31, 2009**
   **Form 10-Q for the three and six months ended June 30, 2009**
   **Form 10-Q for the three and nine months ended September 30, 2009**
   **Definitive Proxy Statement filed April 17, 2009**
   **File No. 001-31775**

Dear Mr. David J. Kimichik:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief